SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 4 May 2007, for 1st Quarter 2007
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TELENOR ASA FIRST QUARTER 2007 RESULTS
In the first quarter of 2007, Telenor`s revenues increased by 5 per cent compared to the first quarter of 2006, reaching NOK 22.4 billion. The underlying revenue growth was 12 per cent. EBITDA before other income and expenses was NOK 7.1 billion while profit before taxes was NOK 4.2 billion.
HIGHLIGHTS FIRST QUARTER 2007
Revenue growth of 5% — underlying growth of 12% EBITDA margin before other income and expenses of 32%
Telenor Pakistan reaching break-even on EBITDA Cost savings in Fixed Norway on track
OUTLOOK FOR 2007
Based upon the current group structure and assuming that the majority owned operation Kyivstar is not consolidated in 2007:
We expect a growth in reported revenues of between 3% and 5%.
The EBITDA margin before other income and expenses is expected to be around 32%.
We expect capital expenditure as a proportion of revenues to be around 20%, mainly driven by high subscription growth within our mobile operations in emerging markets.
A growing share of Telenor`s revenues and profits is derived from operations outside Norway.
Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone.
Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
The situation in Kyivstar, as described in Telenor`s annual report, has continued during the first quarter of 2007. Since Telenor has not received financial information from Kyivstar during the first quarter of 2007, Kyivstar is presented in one line in the balance sheet under Investment in Kyivstar, with the same value as of 31 December 2006, adjusted for currency effects. There has not been included any profit and loss figures for Kyivstar in the first quarter and net excess values have not been amortized. Figures for 2006 for the Group include unaudited figures for Kyivstar.

17

PRESENTATION MATERIAL
Attached is the Q1 2007 presentation. In the presentation Telenor has estimated the following financials for Kyivstar, our majority owned company in Ukraine:
Revenues: NOK 2,800 mill
EBITDA margin: 58%
CAPEX: NOK 1,000 mill

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

	By:	/s/ Trond Westlie
	Name:	Trond Westlie
(sign.)
	Title:	CFO

Date: 4 May, 2007

CONTINUED HIGH UNDERLYING REVENUE GROWTH
HIGHLIGHTS FIRST QUARTER 2007
•	Revenue growth of 5% – underlying growth of 12%

•	EBITDA margin before other income and expenses of 32%

•	Telenor Pakistan reaching break-even on EBITDA

•	Cost savings in Fixed Norway on track
“I am very pleased to present a good underlying performance for the Group, with continued high growth in revenues and subscriptions. Our consolidated mobile operations added more than 6 million subscriptions. However, Telenor’s results are affected by the fact that we are not able to include Kyivstar, since the existing injunctions in Ukraine are prohibiting us from receiving financial information.
Internationally, DiGi in Malaysia continues its excellent performance. Telenor Pakistan is growing even faster than we expected. They are increasing revenue per subscription thereby delivering break-even on EBITDA. In Bangladesh, increased competition and price reductions have led to lower growth.
In Scandinavia, I am satisfied that Fixed Norway is on track realising cost savings, improving the margin from last quarter. Our fixed line business in Sweden is experiencing a challenging market. while Sonofon in Denmark is delivering another solid quarter.”
Jon Fredrik Baksaas
President and CEO

KEY FIGURES*)

		First quarter		Year
	First quarter	2006		2006
	2007		Group excl.		Group excl.
(NOK in millions except earnings per share)	Group	Group	Kyivstar	Group	Kyivstar

Revenues	22 446	21 284	18 955	91 077	80 121
EBITDA before other income and expenses	7 101	7 810	6 378	32 992	26 462
EBITDA before other income and expenses/Revenues (%)	31.6	36.7	33.6	36.2	33.0
Adjusted operating profit	3 659	4 328	3 275	18 271	13 326
Adjusted operating profit/Revenues (%)	16.3	20.3	17.3	20.1	16.6
Profit after taxes (Net income)	2 676	3 650	3 215	15 920	13 998

Earnings per share from total operations, basic, in NOK	1.59	2.15	1.90	9.44	8.30
Capex	3 930	3 703	2 873	19 036	15 405
Investments in businesses	184	8 943	8 943	22 124	22 124
Net interest-bearing liabilities	42 320	34 956	33 400	43 255	43 255
EXTRACT FROM OUTLOOK FOR 2007
Assuming that the majority owned operation Kyivstar in Ukraine is not consolidated in 2007. Telenor expects a revenue growth of 3% to 5% with an EBITDA margin before other income and expenses of around 32%. Capital expenditure, as a proportion of revenues, is expected to be around 20%.
Please refer to page 7 for the full outlook for 2007, and page 12 for definitions.

*)	Kyivstar is temporarily deconsolidated from 29 December 2006.

TELENOR’S OPERATIONS
Unless otherwise stated, the statements below are related to Telenor’s development in the first quarter of 2007 compared to the first quarter of 2006. Additional information is available at: www.telenor.com/ir/
The situation in Kyivstar, as described in Telenor’s annual report, has continued during the first quarter of 2007. Since Telenor has not received financial information from Kyivstar during the first quarter of 2007, Kyivstar is presented in one line in the balance sheet under Investment in Kyivstar, with the same value as of 31 December 2006, adjusted for currency effects. There has not been included any profit and loss figures for Kyivstar in the first quarter and net excess values have not been amortized. Figures for 2006 for the Group include unaudited figures for Kyivstar.
NORWAY
Telenor Mobile – Norway

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	2 062	2 023	8 582
Interconnection	449	446	1 815
Other mobile	548	532	2 191
Non-mobile	113	104	474
Total revenues	3 172	3 105	13 062

EBITDA	1 233	1 323	5 494
Operating profit	1 053	1 107	4 604

EBITDA/Total revenues (%)	38.9	42.6	42.1
Capex	252	129	764
ARPU – monthly (NOK)	305	305	319
No. of subscriptions (in thousands)	2 747	2 722	2 723

•	The number of subscriptions increased by 24,000 in the first quarter of 2007, which includes a growth of 75,000 contract subscriptions. The estimated market share was 54%.

•	Total revenues increased by 2%. Price reductions and initiatives to encourage loyalty have led to lower revenue growth compared to the first quarter of 2006. ARPU remained stable as the effects from lower average prices were offset by increased average usage (AMPU).

•	The decrease in EBITDA margin was driven by higher interconnect costs as a result of increased traffic to other mobile operators and increased costs related to sales and marketing activities.

•	Capital expenditure increased due to higher investments in network capacity, and UMTS investments to meet license requirements.

Fixed – Norway

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Telephony	1 413	1 703	6 308
xDSL/Internet	622	568	2 339
Data services	206	215	827
Other	326	357	1 280
Total retail	2 567	2 843	10 754
Wholesale	1 289	1 335	5 070
Total revenues 1)	3 856	4 178	15 824

EBITDA	1 370	1 390	5 417
Operating profit	855	788	3 142

EBITDA/Total revenues (%)	35.5	33.3	34.2
Capex	394	479	1 732
Investments in businesses	—	1	88
No. of subscriptions (in thousands):
Telephony	1 459	1 577	1 480
– of which PSTN	947	1 054	965
– of which ISDN	401	479	413
– of which VoIP	111	44	102
xDSL	594	511	572

•	Measured in traffic minutes, Telenor’s estimated market share was 65%, while the estimated market share for xDSL in the retail market was 57%, both in line with the previous quarter.

•	Total revenues decreased by 7.7%. Adjusted for the outsourcing of contractor activities from 1 April 2006, total revenues decreased by 5.7%.

•	Revenues from telephony decreased due to a reduction in the number of subscriptions, lower traffic volumes and price reductions implemented from 1 September 2006. The number of PSTN/ISDN subscriptions decreased primarily due to migration to VoIP telephony with other fixed network operators, as well as a decrease in the total market. Lower traffic volumes were due to the decrease in number of telephony subscriptions and number of minutes per subscription. The latter was mainly due to migration of traffic from fixed to mobile telephony.

•	Revenues from xDSL/Internet increased due to growth in the number of xDSL subscriptions. This was partially offset by reduction in revenues from dial-up Internet traffic and Internet subscriptions.

•	Wholesale revenues, adjusted for the outsourcing of contractor activities from 1 April 2006, increased mainly as a result of growth in the number of subscriptions and international interconnect and transit traffic, partially offset by price reductions.

•	The EBITDA margin increased primarily due to lower operating expenses as a result of reduction in the number of man-years and declining operation and maintenance costs.

•	Operating profit increased as a result of lower depreciation and amortization due to lower capital expenditure.

•	Capital expenditure decreased primarily due to lower investments in network equipment partially offset by increased investments in IT-systems.

SWEDEN
Telenor Mobile — Sweden

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	1 089	902	4 007
Interconnection	201	206	915
Other mobile	115	89	436
Non-mobile	135	104	540
Total revenues	1 540	1 301	5 898

EBITDA	334	170	1 108
Operating loss	(67)	(188)	(491)

EBITDA/Total revenues (%)	21.7	13.1	18.8
Capex	139	135	608
Investments in businesses	—	7 739	7 506
ARPU — monthly (NOK)	249	229	251
No. of subscriptions (in thousands)	1 737	1 660	1 733
Exchange rate	0.8888	0.8548	0.8679
The table above includes figures from the time of consolidation, 5 January 2006, while the comments below are compared to the full first quarter of 2006.
•	The estimated market share remained stable at 17% compared to the previous quarter.

•	ARPU in local currency increased by 4% primarily driven by increased average usage, partially offset by lower average prices.

•	Total revenues in local currency increased by 9% as a result of growth in the number of subscriptions and higher ARPU. In March 2007, the administration court at first level (Länsrätten) ruled against Telenor by reaffirming a previous decision by the Swedish Post & Telestyrelsen (PTS) concerning Telenor’s market based charges to Telia. The ruling relates to the period from 1 October 2003 to 5 July 2004 and led to a negative one-time impact on revenues of NOK 44 million in the first quarter of 2007. Adjusted for this, revenues in local currency increased by 12% and ARPU by 8%.

•	The EBITDA margin adjusted for the impact from the court ruling on market based charges was 23.8%. In the first quarter of 2006, the EBITDA margin was negatively affected by a provision for restructuring of NOK 47 million.
Fixed — Sweden

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues	946	727	3 376
EBITDA	149	109	400
Operating loss	(23)	(4)	(219)

EBITDA/Revenues (%)	15.8	15.0	11.8
Capex	163	83	582
Investments in businesses	153	460	540
No. of subscriptions (in thousands):
Telephony	455	404	418
— of which PSTN	282	285	257
— of which VoIP	173	119	161
xDSL	470	342	403
LAN	177	156	172
Glocalnet is consolidated with effect from 1 March 2006. On 1 January 2007 Spray Telecom AB was acquired for NOK 153 million.
•	The increase in revenues was mainly related to the effect of the consolidation of Glocalnet and Spray. Average revenues per subscription have decreased as a result of reduced prices and a shift toward low price products.

•	In the first quarter of 2007, the number of xDSL subscriptions increased by 67,000, of which 56,000 were related to Spray. The number of LAN subscriptions increased by 5,000.

•	The positive EBITDA development was mainly related to the effect of the consolidation of Glocalnet.

•	The increase in operating loss was mainly related to increased amortization of Telenor’s net excess values due to the consolidation of Glocalnet and Spray.
DENMARK
Sonofon — Denmark

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	712	622	2 638
Interconnection	359	348	1 368
Other mobile	153	145	628
Non-mobile	227	238	967
Total revenues	1 451	1 353	5 601

EBITDA	380	305	1 380
Operating profit	145	19	252

EBITDA/Total revenues (%)	26.2	22.5	24.6
Capex	148	109	698
ARPU — monthly (NOK)	252	250	252
No. of subscriptions (in thousands)	1 438	1 299	1 398
Exchange rate	1.0942	1.0744	1.0774
•	The number of subscriptions increased by 40,000, while Sonofon’s estimated market share remained stable at 24% compared to the previous quarter.

•	ARPU in local currency decreased slightly, mainly due to the reduction in interconnect charges from May 2006.

•	Total revenues in local currency increased by 5% primarily as a result of a higher customer base.

•	EBITDA margin increased by 3.7 percentage points driven by higher revenues and improved gross margin because Sonofon now is using its own fibre network. EBITDA measured in local currency increased by 22%.

•	Operating profit increased further as a result of lower depreciation and amortization due to certain assets becoming fully depreciated, partially offset by increased depreciations of the UMTS license and the fibre network.

•	Capital expenditure increased driven by continued roll-out of 3G network and increased GSM capacity.

•	On 11 April 2007, TeliaSonera acquired debitel Danmark, which is a service provider on Sonofon’s network.
Fixed — Denmark

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues	221	174	773
EBITDA	68	55	237
Operating profit (loss)	4	12	(30)

EBITDA/Revenues (%)	30.8	31.6	30.7
Capex	68	55	209
No. of subscriptions (in thousands):
xDSL	186	138	174
VoIP	75	37	63
•	Revenues increased due to growth in the number of xDSL and VoIP subscriptions, partially offset by lower prices on xDSL subscriptions.

•	EBITDA increased mainly due to higher revenues.

CENTRAL EASTERN EUROPEAN OPERATIONS
Pannon — Hungary

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	1 012	926	3 809
Interconnection	386	400	1 668
Other mobile	30	23	133
Non-mobile	75	64	341
Total revenues	1 503	1 413	5 951

EBITDA	613	540	2 205
Operating profit	401	261	1 068

EBITDA/Revenues (%)	40.8	38.2	37.1
Capex	51	71	619
ARPU — monthly (NOK)	148	150	154
No. of subscriptions (in thousands)	3 150	2 939	3 153
Exchange rate	0.0323	0.0313	0.0306
•	The market share remained stable at 34% compared to the previous quarter.

•	ARPU in local currency decreased by 5% mainly due to the reduction in interconnect charges of approximately 17% from 2 February 2007.

•	Total revenues in local currency increased by 3%. Increased revenues from a larger customer base were partially offset by lower interconnect revenues.

•	EBITDA in local currency increased by 10% primarily as a result of higher revenues, while maintaining stable operating expenses. The EBITDA margin improved as a result of a higher share of contract subscriptions and reduction in the interconnect charges.

•	Operating profit improved further as depreciation and amortization decreased due to certain assets becoming fully depreciated combined with a declining investment level in recent quarters.
Telenor — Serbia

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues	669	—	726
EBITDA	252	—	309
Operating profit	106	—	132

EBITDA/Revenues (%)	37.7	—	42.6
Capex	108	—	163
Investments in businesses	—	—	11 981
No. of subscriptions (in thousands)	2 636	—	2 464
Exchange rate	0.1022	—	0.0956
Telenor Serbia is consolidated from 1 September 2006 and is part of ‘Other mobile operations’ in the table on page 12.
The following comments are made against the fourth quarter of 2006:
•	The number of subscriptions increased by 172.000, while the estimated market share remained stable at 41%.
•	A new interconnection agreement between Telekom Serbia and Telenor Serbia was established with effect from 1 January 2007, increasing revenues in the quarter.
•	The third operator, Mobilkom Austria, has announced that it will launch its operation in Serbia in June 2007.

Promonte — Montenegro

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues	151	114	612
EBITDA	70	55	307
Operating profit	33	16	151

EBITDA/Revenues (%)	46.4	48.2	50.2
Capex	9	4	76
No. of subscriptions (in thousands)	372	324	365
Exchange rate	8.1563	8.0171	8.0367
Promonte is part of ‘Other mobile operations’ in the table on page 12.
•	Total revenues in local currency increased by 31% mainly due to subscription growth and higher interconnect charges. The EBITDA margin decreased because higher revenues were partially offset by relatively higher interconnect costs and higher costs related to sales and marketing.

•	On 14 April 2007, Promonte was granted a 3G license for approximately NOK 32 million. The license period is 15 years. Another 3G license has been granted to T-Mobile and a combined 2G/3G license was granted to a new third operator (a consortium of Telekom Serbia and Ogalar Netherland).

•	From February 2007, the mobile and fixed operators in Montenegro increased their interconnect charges.
ASIAN OPERATIONS
DTAC — Thailand

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	2 162	1 852	7 490
Interconnection	629	33	146
Other mobile	141	131	418
Non-mobile	28	16	70
Total revenues	2 960	2 032	8 124

EBITDA	872	719	2 944
Operating profit	369	382	1 531

EBITDA/Total revenues (%)	29.5	35.4	36.2
Capex	534	605	2 450
Investments in businesses	—	85	116
ARPU — monthly (NOK)	74	70	61
No. of subscriptions (in thousands)	13 329	9 823	11 869
Exchange rate	0.1819	0.1695	0.1689
At the end of the first quarter of 2007, Telenor’s economic stake in DTAC was 73.2%.
•	DTAC increased the number of subscriptions by almost 1.5 million in the first quarter and is estimated to have increased its market share to around 32% compared to the previous quarter.
•	Interconnection charging between DTAC and AIS and True Move started on 1 February. As a result, total revenues increased by 36% in local currency. The revenue growth excluding interconnect was 9%.
•	EBITDA in local currency increased by 13%, but EBITDA margin dropped to 29.5% mainly due to the introduction of an interconnect regime from 1 February.
•	Operating profit decreased due to higher amortization of Telenor’s net excess values as a result of a reassessment of the useful life of certain assets.
•	Capital expenditure was slightly lower although investments in network capacity and network expansion continued to accommodate the increasing subscription base and usage.
•	On 23 January 2007, the cabinet in Thailand requested the Council of State to consider whether the concession agreements between private entities and state agencies (such as CAT (The Communications Authorities of Thailand) and TOT (The Telephone Organization of Thailand)) are in compliance with the 1992 Act on Private Sector Undertaking of State Businesses. DTAC has been providing telecommunication services in Thailand under the Cellular Agreement for more than 15 years and are confident that CAT and the relevant Ministry have followed all the regulations and legislation in relation to our Concession Amendments as the company has no information to the contrary.
•	On 17 November 2006, DTAC informed TOT that the terms in respect to the Access Charge Agreement are no longer enforceable as they are contrary to the law. From 18 November 2006, the access charge agreement has been amended to reflect the new NTC approved Reference Interconnect Offer rates. The Central Administrative Court rejected DTAC’s request for ruling and forwarded TOT and DTAC to NTC (The National Communications Commission) for dispute resolution.
DiGi — Malaysia

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	1 581	1 279	5 453
Interconnection	169	166	575
Other mobile	20	21	82
Non-mobile	28	80	263
Total revenues	1 798	1 546	6 373

EBITDA	876	700	2 945
Operating profit	588	448	1 835

EBITDA/Total revenues (%)	48.7	45.3	46.2
Capex	179	226	1 309
ARPU — monthly (NOK)	105	97	94
No. of subscriptions (in thousands)	5 783	5 086	5 312
Exchange rate	1.7717	1.7944	1.7447
At the end of the first quarter of 2007, Telenor’s ownership interest in DiGi was 61.0%.
•	Low churn following the prepaid registration in December led to a high subscription growth of 471,000 in the first quarter of 2007.
•	ARPU measured in local currency increased by 9% primarily due to higher outgoing traffic.
•	Total revenues measured in local currency increased by 18% mainly driven by 14% increase in the subscriptions base and higher ARPU.
•	EBITDA margin improved by 3.4 percentage points primarily contributed by higher revenues, lower interconnect charges resulting from the increasing traffic within DiGi’s own network and relatively lower operating expenses. Measured in local currency, EBITDA increased by 27%.
•	Capital expenditure decreased mainly due to lower investments in network equipment resulting from a change in focus from coverage towards quality and capacity expansion and investments related to building a new head office last year.
Grameenphone — Bangladesh

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	1 054	871	3 920
Interconnection	90	73	359
Other mobile	4	6	18
Non-mobile	4	5	17
Total revenues	1 152	955	4 314

EBITDA	613	659	2 516
Operating profit	423	500	1 836

EBITDA/Total revenues (%)	53.2	69.0	58.3
Capex	724	389	2 023
ARPU — monthly (NOK)	34	51	44
No. of subscriptions (in thousands)	12 113	6 427	10 759
Exchange rate	0.0898	0.0990	0.0940

At the end of the first quarter of 2007, Telenor’s ownership interest in Grameenphone was 62.0%.
•	The number of subscriptions increased by almost 1.4 million in the first quarter of 2007 and by 5.7 million from the first quarter of 2006.

•	Grameenphone’s estimated market share declined by 2 percentage points to 61% from the previous quarter.

•	ARPU in local currency decreased by 28% primarily due to decreasing average prices, somewhat offset by increased average usage.

•	Measured in local currency, total revenues increased by 33% mainly due to the subscription growth, partially offset by reduction in ARPU.

•	The EBITDA margin decreased by approximately 2 percentage points, when adjusting for reversal of an accrual in the first quarter of 2006. The decrease was mainly as a result of relatively higher sales and acquisition costs.

•	Depreciation and amortization increased as a result of increased capital expenditure.

•	Capital expenditure increased mainly to accommodate subscriber growth and increased usage and to maintain the quality network nationwide.
Telenor — Pakistan

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Subscription and traffic	557	149	1 002
Interconnection	119	62	275
Other mobile	5	—	7
Non-mobile	5	4	15
Total revenues	686	215	1 299

EBITDA	(3)	(77)	(328)
Operating loss	(158)	(175)	(777)

Capex	742	351	2 653
ARPU — monthly (NOK)	28	32	29
No. of subscriptions (in thousands)	9 071	2 527	6 661
Exchange rate	0.1020	0.1116	0.1061
Telenor Pakistan is part of ‘Other mobile operations’ in the table on page 12.
•	The strong growth in the number of subscriptions continued from the previous quarter, with net additions of 2.4 million during the quarter. Compared to the first quarter of 2006, the number of subscriptions more than tripled.

•	Telenor Pakistan’s estimated market share increased further by 2 percentage points to 16% from the previous quarter.

•	ARPU in local currency increased by 2% compared to the previous quarter despite the high subscription growth and price reductions.

•	Compared to the previous quarter, total revenues in local currency increased by 45% mainly due to subscription growth. EBITDA continues to improve, Telenor Pakistan achieved a positive EBITDA for the month of March.

•	Capital expenditure was related to roll-out of the mobile network to accommodate the subscription growth.

BROADCAST

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
Canal Digital Group	1 396	1 251	5 197
Transmission & Encryption	427	312	1 280
Other/Eliminations	(123)	(46)	(168)
Total revenues	1 700	1 517	6 309

EBITDA
Canal Digital Group	170	234	810
Transmission & Encryption	220	175	748
Other/Eliminations	(15)	(1)	32
Total EBITDA	375	408	1 590

Operating profit (loss)
Canal Digital Group	115	172	563
Transmission & Encryption	127	89	413
Other/Eliminations	(19)	(10)	(10)
Total operating profit	223	251	966

EBITDA/Total revenues (%)	22.1	26.9	25.2
Capex	258	92	615
Investments in businesses	—	—	219
No. of subscribers (in thousands):
DTH pay TV	944	918	943
Cable TV	700	684	696
Households in satellite master antenna TV networks	1 163	1 120	1 155
Cable TV Internet access	100	78	91
Conditional access systems, previously included in Other/Eliminations in the table above, are now included in Transmission & Encryption.
•	In the first quarter of 2007 the number of DTH pay-TV subscribers increased by 1,000, the number of Cable TV subscribers increased by 4,000, while the number of Cable TV internet access subscribers increased by 9,000.

•	Revenues in Canal Digital Group increased primarily due to higher number of subscribers and higher number of additional services related to multiroom solution for DTH, and Internet access and pay TV for Cable. Revenues in Transmission & Encryption increased primarily due to higher sale of cards related to pay TV access control.

•	The decrease in EBITDA in Canal Digital Group was mainly related to higher content costs and higher costs related to CRM and sales and marketing. The increase in EBITDA in Transmission & Encryption was primarily due to higher revenues.

•	Increased capital expenditure was related to the construction of the Norwegian digital terrestrial TV network (DTT).

•	On 24 April 2007, Telenor signed a contract with Thales Alenia Space to build and deliver the 36 transponder communication satellite THOR 6, which is to replace THOR III. The expected investment for THOR 6 is NOK 1.3 billion. THOR 6 is expected to launch services in summer 2009.

OTHER UNITS

	First quarter		Year
(NOK in millions)	2007	2006	2006

Revenues
EDB Business Partner	1 565	1 335	5 733
Venture	142	133	568
Corporate functions and Group activities	526	522	2 030
Other/eliminations	(18)	(26)	(57)
Total revenues	2 215	1 964	8 274

EBITDA
EDB Business Partner	196	191	620
Venture	1	(17)	142
Corporate functions and Group activities	(132)	(104)	(549)
Other/eliminations	(134)	(41)	(262)
Total EBITDA	(69)	29	(49)

Operating profit (loss)
EDB Business Partner	103	99	222
Venture	(6)	(25)	109
Corporate functions and Group activities	(224)	(182)	(943)
Other/eliminations	(143)	(41)	(278)
Total operating loss	(270)	(149)	(890)

Capex from continuing operations	166	135	738
Capex from discontinued operations	—	21	186
Investments in businesses	31	658	1 674
EDB Business Partner
•	Revenues increased due to both organic growth of 6% and acquisition of operations in the second quarter of 2006.

•	EDB Business Partner has entered into agreements to purchase 100% of the shares in the Swedish card processing companies CEK AB, and Tre60, which specializes in Business Intelligence.
Venture
•	The increase in revenues and EBITDA were mainly due to higher traffic revenues in Opplysningen.
Other
•	On 25 October 2006, Telenor entered into an agreement for the sale of Telenor Satellite Services (TSS) The agreement is expected to be closed during the second quarter of 2007. TSS is presented as discontinued operations. Please refer to page X for further details about discontinued operations.
•	In the first quarter of 2007, operating profit included an estimated loss on a contract of NOK 77 million in New Business.

OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
Reconciliation of EBITDA

	First quarter		Year
(NOK in millions)	2007	2006	2006

EBITDA	7 035	7 749	32 687
Gains on disposal of fixed assets and operations	(20)	(31)	(194)
Losses on disposal of fixed assets and operations	9	3	90
Workforce reductions and loss contracts	77	89	409
EBITDA before other income and expenses	7 101	7 810	32 992
•	Workforce reductions and loss contracts in the first quarter of 2007 were related to an estimated loss contract in Other units.

•	Workforce reductions and loss contracts in the first quarter of 2006 were mainly related to workforce reductions in Telenor Mobile Sweden and Fixed Norway.
Associated companies

	First quarter		Year
(NOK in millions)	2007	2006	2006

Telenors share of 1)
Profit after taxes	390	315	1 839
Amortization of Telenor’s net excess values	(4)	(4)	(16)
Write-downs of Telenor’s net excess values	—	—	158
Gains (losses) on disposal of ownership interests	—	—	372
Net result from associated companies	386	311	2 353

1)	For certain associated companies, financial statements as of the Group’s balance sheet date are not available. In such instances, the most recent financial statements (as of a date not more than three months prior to the Group’s balance sheet date) are used, and estimates for the last period are made based on publicly available information. Actual figures may deviate from the preliminary figures. The consolidated Income statement contains only the line ‘Net result from associated companies’. Glocalnet is included until 28 February 2006. Thereafter Glocalnet is consolidated as a subsidiary.
•	At the end of the first quarter of 2007, Telenor’s ownership interest in VimpelCom in Russia was 29.9%. The value of Telenor’s share of the company, based on the quoted share price as of 31 March 2007, was NOK 35.5 billion. According to telecom analysts, VimpelCom had approximately 57 million mobile subscriptions at the end of the first quarter of 2007.
Financial items

	First quarter		Year
(NOK in millions)	2007	2006	2006

Financial income	103	115	903
Financial expenses	(609)	(586)	(2 306)
Net foreign currency gains (losses)	(89)	(116)	(301)
Change in fair value of financial instruments	819	(26)	1 293
Net gains (losses) and write-downs	(1)	1 815	1 878
Net financial items	223	1 202	1 467

Gross interest expenses	(593)	(576)	(2 555)
Net interest expenses	(528)	(500)	(1 811)
•	The change in fair value of financial instruments was primarily related to the total return swap agreement in the underlying VimpelCom share and to derivatives used for economic hedge of interest-bearing liabilities that do not fulfil the requirements for hedge accounting.

Taxes
•	The nominal Norwegian corporate income tax rate is 28%. The estimated effective tax rate for the Telenor Group for the first quarter of 2007 is approximately 30% of profit before taxes. There were no significant items that affected the tax rate this quarter. Since the results from Kyivstar are not included in this quarterly report, deferred tax on retained earnings on Kyivstar is not included. The actual effective tax rate for 2007 may deviate from the estimated rate.
OTHER COMMENTS FOR THE GROUP
Balance sheet
•	Total assets as of 31 March 2007 increased by NOK 1.3 billion compared to 31 December 2006.

•	Net interest-bearing liabilities decreased by NOK 0.9 billion in the quarter to NOK 42.3 billion as of 31 March 2007.

•	Kyivstar is presented in one line in the balance sheet under Investment in Kyivstar, with the same value as of 31 December 2006, adjusted for currency effects.

•	Assets and liabilities directly affected by the sale of Telenor Satellite Services (TSS) are presented separately as Held for sale in the balance sheet. As a consequence of this, non-current assets of NOK 1,142 million and current assets of NOK 1,030 million were reclassified to Assets held for sale in the first quarter. Correspondingly, NOK 715 million in current and non-current liabilities related to TSS were reclassified to Liabilities held for sale. For more information regarding Discontinued Operations, see further explanation under Discontinued Operations below.

•	Translation differences reduced equity in the first quarter of 2007 by NOK 1.1 billion, due to the appreciation of the Norwegian Krone compared to most of the functional currencies of Telenor’s foreign subsidiaries and associated companies as of 31 March 2007, compared to 31 December 2006.
Discontinued Operations
•	Discontinued operations remain consolidated in the Group’s financial statements, which means that any internal transactions between continuing and discontinued operations are eliminated as usual in the consolidation. As a consequence, the amounts ascribed to continuing and discontinued operations are revenues and expenses only from external transactions. Prior period’s profit and loss statements have been reclassified to be comparable. This means that the results presented for continuing and discontinued operations do not indicate the profit of these operations, as if they were stand-alone entities. External assets and liabilities are presented separately as held for sale in the balance sheet with effect from the time Telenor entered into the agreement. However, internal assets and liabilities have not been reclassified. The balance sheet has not been reclassified for prior periods.

OUTLOOK FOR 2007
Based upon the current group structure and assuming that the majority owned operation Kyivstar is not consolidated in 2007:
•	We expect a growth in reported revenues of between 3% and 5%.
•	The EBITDA margin before other income and expenses is expected to be around 32%.
•	We expect capital expenditure as a proportion of revenues to be around 20%, mainly driven by high subscription growth within our mobile operations in emerging markets.
•	A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
Telenor (the Group) consists of Telenor ASA (the Company) and its subsidiaries. Telenor ASA is a limited company, incorporated in Norway. The condensed consolidated interim financial statements consist of the Group and the Group’s interest in associated companies and joint ventures.
These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) IAS34 Interim Financial Reporting. They do not include all of the information required for full annual consolidated financial statements, and should be read in conjunction with consolidated financial statements of the Group as of and for the year ended 31 December 2006. These condensed consolidated interim financial statements are unaudited.
This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section ‘Outlook for 2007’ contains forward-looking statements regarding the group’s expectations. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s 2005 Annual Report on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings ‘Cautionary Statement Regarding Forward-Looking Statements’ and ‘Risk Factors’ (available at www.telenor.com/ir/).
Fornebu, 3 May 2007
The Board of Directors of Telenor ASA

DEFINITIONS
-	Underlying growth is defined as revenue growth adjusted for the effects of acquisition and disposal of operations and currency effects.

-	Capital expenditure (Capex) is investments in tangible and intangible assets.

-	Investments in businesses comprise acquisitions of shares and -participations, including acquisitions of subsidiaries and businesses not organised as separate companies.

-	Operating cash flow is defined as EBITDA -Capex.
MOBILE OPERATIONS
Revenues
Subscription and traffic
- consist of subscription and connection fees -revenues from voice -outgoing airtime, non-voice traffic, outbound roaming and other mobile service revenues. Subscription and traffic includes only revenues from the -company’s own subscriptions..
Interconnection
- consist of revenues from incoming traffic. Revenues from incoming traffic related to service provider subscriptions are not included.
Other mobile
- consist of inbound roaming, national roaming and revenues related to service providers and MVNOs (Mobile Virtual Network Operators).
Non-mobile
- consist of revenues from customer equipment and businesses that are not directly related to mobile operations.
Key Figures
Subscriptions
Contract subscriptions are counted until the -subscription is terminated.
Prepaid subscriptions are counted as active if there has been outgoing or incoming traffic or if the SIM-card has been reloaded during the last three months. Service provider and MVNO subscriptions are not included. Data only SIM-cards are included, but SIM-cards used for telemetric applications are excluded. Telemetric is defined as machine-to-machine SIM-cards (M2M), for example, vending machines and meter readings.
Average traffic minutes per -subscription per month (AMPU)
Traffic minutes per subscription per month are calculated based on total outgoing and incoming rated minutes from the company’s own subscriptions. This includes zero rated minutes and outgoing minutes from own subscriptions while roaming. Outgoing and incoming minutes related to inbound roaming, national roaming, service providers and MVNOs are not included.
Average revenue per subscription per month (ARPU)
ARPU is calculated based on mobile revenues from the company’s own subscriptions, divided by the average number of subscriptions for the relevant period.

Mobile revenues from company’s own subscriptions
- consist of ‘Subscription and traffic’ and ‘Interconnection revenues’ and do not include revenues from inbound roaming, national roaming, service providers, MVNOs, sale of customer equipment and incoming traffic related to service provider -subscriptions.
FIXED NORWAY
Revenues
Telephony
- consist of subscription and connection fee, traffic (fixed to fixed, fixed to mobile, to other countries, value added services, other traffic) for PSTN/ISDN and Voice over Internet Protocol (VoIP).
xDSL/Internet
- consist of subscription fee for xDSL and Internet and traffic charges for Internet traffic (810/815).
Data services
- consist of Nordicom, Frame relay and IP-VPN.
Other
- consist of leased lines, managed services and other retail products.
Wholesale
- consist of sale to service providers of telephony (PSTN/ISDN) and xDSL, national and international interconnect, transit traffic, leased lines, other wholesale products and contractor services.
BROADCAST
Revenues
Canal Digital Group
- consist of revenues from Pay TV subscribers and basic tier households on DTH (direct to home), cable TV subscribers, households in SMATV networks and DTT (Digital terrestrial TV) Pay TV subscribers.
Transmission & Encryption
- consist of revenues from satellite services from satellite position 1-degree west, and revenues from terrestrial radio and TV transmission in Norway and revenues from conditional access systems.
Other
- consist of revenues not directly related to Canal Digital Group and Transmission & Encryption.

Telenor Mobile – Norway

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	1,927	2,003	2,098	2,120	2,023	2,170	2,264	2,125	2 062
Interconnection revenues	407	452	441	454	446	474	443	452	449
Mobile revenues company’s subscriptions	2 334	2 455	2 539	2 574	2 469	2 644	2 707	2 577	2 511

Other mobile revenues	362	453	484	526	532	505	624	530	548
Total mobile revenues	2 696	2 908	3 023	3 100	3 001	3 149	3 331	3 107	3 059

Non-mobile revenues	142	141	98	135	104	124	127	119	113

Total revenues 1)	2 838	3 049	3 121	3 235	3 105	3 273	3 458	3 226	3 172

1) Of which internal revenues	278	313	299	281	266	257	221	215	226

EBITDA	1 001	1 066	1 218	1 186	1 323	1 365	1 513	1 293	1 233
Depreciation and amortization 1)	213	230	224	222	216	215	206	216	180
Write-downs 2)	(2)	12	4	2	—	33	—	4	—

Operating profit	790	824	990	962	1 107	1 117	1 307	1 073	1 053

1) Of which amortization of Telenor’s net excess values	1	1	1	1	1	1	1	(3)	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	35.3	35.0	39.0	36.7	42.6	41.7	43.8	40.1	38.9
Operating profit/Total revenues (%)	27.8	27.0	31.7	29.7	35.7	34.1	37.8	33.3	33.2
Capex	194	343	220	461	129	143	220	272	252
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 635	2 687	2 736	2 731	2 722	2 709	2 711	2 723	2 747
- of which prepaid	1 218	1 267	1 285	1 222	1 185	1 133	1 097	1 053	1 002
Average traffic minutes per subscription per month (AMPU) in the quarter	175	191	186	184	186	196	199	205	211
Average revenue per subscription per month (ARPU) in the quarter	297	308	314	317	305	324	331	316	305
- of which contract	453	465	475	472	446	461	469	441	421
- of which prepaid	117	129	133	136	126	141	134	127	113

Sonofon – Denmark

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	571	595	600	595	622	630	693	693	712
Interconnection revenues	300	328	325	347	348	338	327	355	359
Mobile revenues company’s subscriptions	871	923	925	942	970	968	1 020	1 048	1 071

Other mobile revenues	143	158	181	156	145	152	169	162	153
Total mobile revenues	1 014	1 081	1 106	1 098	1 115	1 120	1 189	1 210	1 224

Non-mobile revenues	179	227	250	236	238	227	239	263	227

Total revenues 1)	1 193	1 308	1 356	1 334	1 353	1 347	1 428	1 473	1 451

1) Of which internal revenues	20	35	43	34	30	48	55	63	46

EBITDA	253	308	307	308	305	307	390	378	380
Depreciation and amortization 1)	353	328	308	296	286	271	280	291	235
Write-downs 2)	—	—	—	—	—	—	—	—	—

Operating profit / (loss)	-100	-20	-1	12	19	36	110	87	145

1) Of which amortization of Telenor’s net excess values	157	134	131	133	137	132	138	139	108
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	21.2	23.5	22.6	23.1	22.5	22.8	27.3	25.7	26.2
Operating profit/Total revenues (%)	(8.4)	(1.5)	(0.1)	0.9	1.4	2.7	7.7	5.9	10.0
Capex	28	140	137	757	109	170	168	251	148
Investments in businesses	—	—	—	4	—	—	—	—	—

No. of mobile subscriptions (in thousands)	1 232	1 250	1 261	1 284	1 299	1 310	1 342	1 398	1 438
- of which prepaid	413	420	420	425	429	436	464	491	520
Average traffic minutes per subscription per month (AMPU) in the quarter	153	182	183	195	200	209	203	205	201
Average revenue per subscription per month (ARPU) in the quarter	229	253	243	246	250	248	257	255	252
- of which contract	284	306	292	285	292	290	306	307	310
- of which prepaid	126	146	146	166	164	163	161	159	147

Telenor Mobile – Sweden

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	37	33	34	26	902	972	1,050	1,083	1 089
Interconnection revenues	15	18	15	12	206	235	219	255	201
Mobile revenues company’s subscriptions	52	51	49	38	1 108	1 207	1 269	1 338	1 290

Other mobile revenues	11	14	19	10	89	96	133	118	115
Total mobile revenues	63	65	68	48	1 197	1 303	1 402	1 456	1 405

Non-mobile revenues	—	—	—	—	104	127	148	161	135

Total revenues 1)	63	65	68	48	1 301	1 430	1 550	1 617	1 540

1) Of which internal revenues	28	33	39	24	48	27	42	42	39

EBITDA	(10)	(18)	(139)	(309)	170	241	371	326	334
Depreciation and amortization 1)	—	—	—	—	358	395	435	405	401
Write-downs 2)	—	—	—	—	—	—	6	—	—

Operating profit / (loss)	(10)	(18)	(139)	(309)	(188)	(154)	(70)	(79)	(67)

1) Of which amortization of Telenor’s net excess values	—	—	—	—	52	64	260	84	149
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	(15.9)	(27.7)	(204.4)	(643.8)	13.1	16.9	23.9	20.2	21.7
Operating profit/Total revenues (%)	(15.9)	(27.7)	(204.4)	(643.8)	(14.5)	(10.8)	(4.5)	(4.9)	(4.4)
Capex	—	—	—	—	135	137	112	224	139
Investments in businesses	—	—	—	—	7 739	8	—	(241)	—

No. of mobile subscriptions (in thousands)	107	99	97	95	1 660	1 676	1 708	1 733	1 737
- of which prepaid	56	51	50	48	575	571	571	553	527
Average traffic minutes per subscription per month (AMPU) in the quarter	113	141	144	129	160	185	184	195	197
Average revenue per subscription per month (ARPU) in the quarter	164	167	164	136	229	242	249	260	249
- of which contract	215	216	215	183	330	340	346	362	340
- of which prepaid	121	121	115	90	49	54	58	50	46

Kyivstar – Ukraine

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	807	1,158	1,437	1,720	1,749	1,952	2,321	2,347
Interconnection revenues	313	428	541	606	528	562	606	616
Mobile revenues company’s subscriptions	1 120	1 586	1 978	2 326	2 277	2 514	2 927	2 963

Other mobile revenues	23	30	72	33	36	50	82	43
Total mobile revenues	1 143	1 616	2 050	2 359	2 313	2 564	3 009	3 006

Non-mobile revenues	20	27	26	31	16	16	16	16

Total revenues 1)	1 163	1 643	2 076	2 390	2 329	2 580	3 025	3 022

1) Of which internal revenues	1	2	2	1	—	1	5	3

EBITDA	632	911	1 148	1 359	1 432	1 596	1 827	1 661
Depreciation and amortization 1)	231	331	322	325	379	381	395	430
Write-downs 2)	—	—	—	15	—	—	13	18

Operating profit	401	580	826	1 019	1 053	1 215	1 419	1 213

1) Of which amortization of Telenor’s net excess values	22	23	24	24	24	23	23	24
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	54.3	55.4	55.3	56.9	61.5	61.9	60.4	55.0
Operating profit/Total revenues (%)	34.5	35.3	39.8	42.6	45.2	47.1	46.9	40.1
Capex	735	919	1 106	890	830	770	992	1 039
Investments in businesses	—	—	—	—	—	—	—	—
No. of mobile subscriptions (100% in thousands)	7 662	9 335	10 943	13 925	14 965	16 005	17 709	21 510

- of which prepaid	6 892	8 500	10 021	12 901	13 895	14 886	16 535	20 281
Average traffic minutes per subscription per month (AMPU) in the quarter	91	90	103	108	110	118	123	127
Average revenue per subscription per month (ARPU) in the quarter	53	62	66	64	53	54	57	52
- of which contract	165	187	200	197	175	180	197	198
- of which prepaid	40	49	53	53	43	45	47	41

Pannon — Hungary

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	880	903	1,025	960	926	913	940	1,030	1 012
Interconnection revenues	430	458	416	431	400	400	415	453	386
Mobile revenues company’s subscriptions	1 310	1 361	1 441	1 391	1 326	1 313	1 355	1 483	1 398

Other mobile revenues	28	44	52	20	23	35	45	30	30
Total mobile revenues	1 338	1 405	1 493	1 411	1 349	1 348	1 400	1 513	1 428

Non-mobile revenues	77	93	90	154	64	79	64	134	75

Total revenues 1)	1 415	1 498	1 583	1 565	1 413	1 427	1 464	1 647	1 503

1) Of which internal revenues	2	2	2	4	3	2	3	6	4

EBITDA	517	484	650	534	540	567	581	517	613
Depreciation and amortization 1)	316	276	294	285	279	254	251	294	212
Write-downs 2)	—	2	1	4	—	33	—	26	—

Operating profit	201	206	355	245	261	280	330	197	401

1) Of which amortization of Telenor’s net excess values	90	85	86	84	84	79	79	86	34
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	36.5	32.3	41.1	34.1	38.2	39.7	39.7	31.4	40.8
Operating profit/Total revenues (%)	14.2	13.8	22.4	15.7	18.5	19.6	22.5	12.0	26.7
Capex	109	243	150	261	71	235	168	145	51
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	2 792	2 824	2 856	2 929	2 939	2 947	2 981	3 153	3 150
- of which prepaid	1 955	1 915	1 894	1 904	1 878	1 854	1 848	1 962	1 934
Average traffic minutes per subscription per month (AMPU) in the quarter	125	143	145	149	143	159	157	160	153
Average revenue per subscription per month (ARPU) in the quarter	157	162	166	162	150	148	150	161	148
- of which contract	327	316	314	299	272	254	248	269	252
- of which prepaid	84	89	89	86	80	86	87	90	79

Telenor Serbia

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues							175	551	669
EBITDA							103	206	252
Operating profit 1)2)							86	46	106
1) Of which amortization of Telenor’s net excess values							5	32	29
2) Of which write-downs of Telenor’s net excess values							—	—	—
Capex							49	114	108
Investments in businesses							11,980	1	—

No. of mobile subscriptions (in thousands)							2,284	2,464	2,636
- of which prepaid							1,862	2,003	2,139
Average traffic minutes per subscription per month (AMPU) in the quarter								87	76
Average revenue per subscription per month (ARPU) in the quarter								75	78
- of which contract								166	181
- of which prepaid								53	54

Promonte — Montenegro

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Total revenues	104	123	180	112	114	139	211	148	151
EBITDA	55	60	98	47	55	65	122	65	70
Operating profit 1)2)	12	18	58	7	16	27	84	24	33
1) Of which amortization of Telenor’s net excess values	20	20	20	20	20	20	20	20	21
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—
Capex	5	4	8	21	4	7	24	41	9
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	279	303	394	310	324	363	479	365	372
- of which prepaid	235	263	352	265	276	309	424	305	310
Average traffic minutes per subscription per month (AMPU) in the quarter	91	105	109	92	104	121	120	105	115
Average revenue per subscription per month (ARPU) in the quarter	115	129	126	95	111	120	125	108	128
- of which contract	288	338	339	269	284	297	303	286	293
- of which prepaid	82	97	103	71	81	90	100	81	91

DTAC — Thailand

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic				1,074	1,852	1,760	1,887	1,991	2 162
Interconnection revenues				25	33	33	41	39	629
Mobile revenues company’s subscriptions				1 099	1 885	1 793	1 928	2 030	2 791

Other mobile revenues				74	131	85	93	109	141
Total mobile revenues				1 173	2 016	1 878	2 021	2 139	2 932

Non-mobile revenues				18	16	15	20	19	28

Total revenues 1)				1 191	2 032	1 893	2 041	2 158	2 960

1) Of which internal revenues				6	11	8	6	11	20

EBITDA				445	719	698	732	795	872
Depreciation and amortization 1)				220	337	335	356	385	503
Write-downs 2)				—	—	—	—	—	—

Operating profit				225	382	363	376	410	369

1) Of which amortization of Telenor’s net excess values				35	51	50	51	53	154
2) Of which write-downs of Telenor’s net excess values				—	—	—	—	—	—

EBITDA/Total revenues (%)				37.4	35.4	36.9	35.9	36.8	29.5
Operating profit/Total revenues (%)				18.9	18.8	19.2	18.4	19.0	12.5
Capex				146	605	543	565	737	534
Investments in businesses				2 664	85	31	—	—	—

No. of mobile subscriptions (100% in thousands)				8 677	9 823	10 622	11 241	11 869	13 329
- of which prepaid				7 212	8 185	8 806	9 274	9 833	10 994
Average traffic minutes per subscription per month (AMPU) in the quarter				231	295	327	314	329	403
Average revenue per subscription per month (ARPU) in the quarter				66	69	59	58	59	74
- of which contract				141	150	126	123	121	150
- of which prepaid				51	53	45	44	45	58

DiGi — Malaysia

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	792	924	1,035	1,198	1,279	1,331	1,355	1,488	1 581
Interconnection revenues	137	143	155	159	166	127	138	144	169
Mobile revenues company’s subscriptions	929	1 067	1 190	1 357	1 445	1 458	1 493	1 632	1 750

Other mobile revenues	14	15	18	18	21	20	33	8	20
Total mobile revenues	943	1 082	1 208	1 375	1 466	1 478	1 526	1 640	1 770

Non-mobile revenues	91	79	77	77	80	66	58	59	28

Total revenues 1)	1 034	1 161	1 285	1 452	1 546	1 544	1 584	1 699	1 798

1) Of which internal revenues	1	—	1	2	2	1	2	1	1

EBITDA	451	499	560	632	700	700	721	824	876
Depreciation and amortization 1)	257	253	255	273	252	227	296	328	288
Write-downs 2)	1	—	1	3	—	7	1	(1)	—

Operating profit	193	246	304	356	448	466	424	497	588

1) Of which amortization of Telenor’s net excess values	17	17	13	4	4	4	3	4	4
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	43.6	43.0	43.6	43.5	45.3	45.3	45.5	48.5	48.7
Operating profit/Total revenues (%)	18.7	21.2	23.7	24.5	29.0	30.2	26.8	29.3	32.7
Capex	108	178	310	574	226	199	371	513	179
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	3 461	3 765	4 187	4 795	5 086	5 440	5 590	5 312	5 783
- of which prepaid	3 259	3 525	3 880	4 441	4 704	5 018	5 126	4 807	5 234
Average traffic minutes per subscription per month (AMPU) in the quarter	163	170	175	169	162	163	162	173	193
Average revenue per subscription per month (ARPU) in the quarter	92	99	100	102	97	93	90	96	105
- of which contract	233	216	192	174	172	180	163	157	167
- of which prepaid	84	93	93	97	92	86	84	91	98

Grameenphone — Bangladesh

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	598	659	715	769	871	911	1,032	1,106	1 054
Interconnection revenues	34	39	52	63	73	78	94	114	90
Mobile revenues company’s subscriptions	632	698	767	832	944	989	1 126	1 220	1 144

Other mobile revenues	5	5	6	6	6	5	3	4	4
Total mobile revenues	637	703	773	838	950	994	1 129	1 224	1 148

Non-mobile revenues	3	2	2	12	5	3	4	5	4

Total revenues 1)	640	705	775	850	955	997	1 133	1 229	1 152

1) Of which internal revenues	—	—	—	1	—	1	—	—	—

EBITDA	329	334	441	455	659	488	645	724	613
Depreciation and amortization 1)	77	89	107	166	159	148	169	204	190
Write-downs 2)	—	—	—	—	—	—	—	—	—

Operating profit	252	245	334	289	500	340	476	520	423

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	51.4	47.4	56.9	53.5	69.0	48.9	56.9	58.9	53.2
Operating profit/Total revenues (%)	39.4	34.8	43.1	34.0	52.4	34.1	42.0	42.3	36.7
Capex	496	357	590	1 153	389	516	435	683	724
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (100% in thousands)	2 928	3 704	4 215	5 542	6 427	8 459	9 404	10 759	12 113
- of which prepaid	2 625	3 375	3 860	5 159	6 030	8 015	8 904	10 227	11 560
Average traffic minutes per subscription per month (AMPU) in the quarter	237	223	223	250	196	213	214	241	252
Average revenue per subscription per month (ARPU) in the quarter	81	69	65	56	51	45	41	41	34
- of which contract	288	284	282	258	258	234	220	169	118
- of which prepaid	54	47	45	39	37	33	31	34	29

Telenor Pakistan

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Subscription and traffic	1	25	50	91	149	193	266	394	557
Interconnection revenues	—	23	25	45	62	70	60	83	119
Mobile revenues company’s subscriptions	1	48	75	136	211	263	326	477	676

Other mobile revenues	—	—	—	—	—	1	3	3	5
Total mobile revenues	1	48	75	136	211	264	329	480	681

Non-mobile revenues	—	—	1	4	4	1	4	6	5

Total revenues 1)	1	48	76	140	215	265	333	486	686

1) Of which internal revenues	—	6	2	3	2	1	4	4	4

EBITDA	(133)	(172)	(134)	(133)	(77)	(117)	(87)	(47)	(3)
Depreciation and amortization 1)	14	60	67	85	98	103	112	136	155
Write-downs 2)	—	—	—	—	—	—	—	—	—

Operating profit	(147)	(232)	(201)	(218)	(175)	(220)	(199)	(183)	(158)

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	—	—
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—

EBITDA/Total revenues (%)	—	(358.3)	(176.3)	(95.0)	(35.8)	(44.2)	(26.1)	(9.7)	(0.4)
Operating profit/Total revenues (%)	—	(483.3)	(264.5)	(155.7)	(81.4)	(83.0)	(59.8)	(37.7)	(23.0)
Capex	1 139	(91)	299	496	351	754	701	847	742
Investments in businesses	—	—	—	—	—	—	—	—	—

No. of mobile subscriptions (in thousands)	344	836	1 200	1 868	2 527	3 205	4 597	6 661	9 071
- of which prepaid	342	829	1 183	1 836	2 495	3 165	4 555	6 621	9 019
Average traffic minutes per subscription per month (AMPU) in the quarter	—	74	93	131	136	146	123	132	142
Average revenue per subscription per month (ARPU) in the quarter	—	22	25	30	32	30	27	28	28
- of which contract	—	154	99	72	59	59	51	60	74
- of which prepaid	—	21	24	29	31	30	27	28	28

Fixed — Norway

	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Telephony	1,871	1,867	1,743	1,751	1,703	1,627	1,501	1,477	1,413
xDSL/Internet	461	508	534	536	568	581	579	611	622
Data services	232	243	250	238	215	199	204	209	206
Other revenues	342	400	357	366	357	315	285	323	326

Total retail revenues	2,906	3,018	2,884	2,891	2,843	2,722	2,569	2,620	2,567

Wholesale revenues	1,257	1,349	1,267	1,295	1,335	1,261	1,227	1,247	1,289

Total revenues 1)	4,163	4,367	4,151	4,186	4,178	3,983	3,796	3,867	3,856

1) Of which internal revenues	463	522	582	623	545	510	517	508	502

EBITDA	1,438	1,532	1,354	1,377	1,390	1,417	1,460	1,150	1,370
Depreciation and amortization 1)	705	658	652	692	602	561	540	559	515
Write-downs 2)	(22)	—	(2)	(1)	—	13	—	—	—

Operating profit	755	874	704	686	788	843	920	591	855

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	—	—	4	1
2) Of which write-downs of Telenor’s net excess values	(31)	—	(3)	(2)	—	—	—	—	—

EBITDA/Total revenues (%)	34.5	35.1	32.6	32.9	33.3	35.6	38.5	29.7	35.5
Operating profit/Total revenues (%)	18.1	20.0	17.0	16.4	18.9	21.2	24.2	15.3	22.2
Capex	337	503	412	917	479	371	354	528	394
Investments in businesses	43	1	—	—	1	—	—	87	—

Retail market
No. of Telephony subscriptions (in thousands)	1,757	1,705	1,664	1,622	1,577	1,545	1,513	1,480	1,459
- of which PSTN subscriptions (in thousands)	1,165	1,139	1,118	1,089	1,054	1,017	991	965	947
- of which ISDN subscriptions (in thousands)	592	562	538	509	479	454	434	413	401
- of which VoIP subscriptions (in thousands)	—	4	8	24	44	74	88	102	111
No. of xDSL subscriptions (in thousands)	385	415	444	475	511	527	542	572	594
Telephony generated traffic (million minutes)	2,848	2,644	2,289	2,502	2,277	1,997	1,721	1,841	1,762
Wholesale market
No. of Telephony subscriptions (in thousands)	309	316	316	314	316	308	296	289	277
- of which PSTN subscriptions (in thousands)	192	200	202	202	203	201	194	192	185
- of which ISDN subscriptions (in thousands)	117	116	114	112	113	107	102	97	92
No. of xDSL subscriptions (in thousands)	77	87	97	109	117	123	130	139	148
No. of LLUB (in thousands)	172	192	209	235	254	265	276	285	294

Fixed — Sweden

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues	367	342	622	650	724	876	893	932	950
Internal revenues	25	32	32	26	3	(10)	(36)	(6)	(4)

Total revenues	392	374	654	676	727	866	857	926	946

EBITDA	(29)	(27)	31	183	109	100	128	63	149
Depreciation and amortization 1)	64	63	165	124	113	115	172	207	166
Write-downs 2)	—	—	—	608	—	2	9	1	6

Operating profit / (loss)	(93)	(90)	(134)	(549)	(4)	(17)	(53)	(145)	(23)

1) Of which amortization of Telenor’s net excess values	1	2	69	(25)	23	32	35	59	60
2) Of which write-downs of Telenor’s net excess values	—	—	—	12	—	—	—	—	—

EBITDA/Total revenues (%)	(7.4)	(7.2)	4.7	27.1	15.0	11.5	14.9	6.8	15.8
Operating profit/Total revenues (%)	(23.7)	(24.1)	(20.5)	(81.2)	(0.6)	(2.0)	(6.2)	(15.7)	(2.4)
Capex	40	48	142	255	83	230	155	114	163
Investments in businesses	—	—	4,479	(27)	460	75	2	3	153

No. of xDSL subscriptions (in thousands)	—	—	200	214	342	359	383	403	470
No. of LAN subscriptions (in thousands)	—	—	156	155	156	158	165	172	177
No. of VoIP subscriptions (in thousands)	—	—	91	104	119	134	147	161	173
No. of PSTN subscriptions (in thousands)	—	—	—	—	285	284	273	257	282

Fixed — Denmark

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

External revenues			142	164	174	180	197	217	219
Internal revenues			—	—	—	1	2	2	2

Tota revenues			142	164	174	181	199	219	221

EBITDA			48	49	55	59	61	62	68
Depreciation and amortization 1)			46	22	43	57	56	55	64
Write-downs 2)			—	—	—	—	—	56	—

Operating profit			2	27	12	2	5	(49)	4

1) Of which amortization of Telenor’s net excess values			—	19	10	9	9	10	10
2) Of which write-downs of Telenor’s net excess values			—	—	—	—	—	56	—

EBITDA/Total revenues (%)			33.8	29.9	31.6	32.6	30.7	28.3	30.8
Operating profit/Total revenues (%)			1.4	16.5	6.9	1.1	2.5	(22.4)	1.8
Capex			40	57	55	42	52	60	68
Investments in businesses			1,313	7	—	—	—	—	—

No. of xDSL subscriptions (in thousands)			109	122	138	152	164	174	186
No. of VoIP subscriptions (in thousands)			18	26	37	41	52	63	75

BROADCAST

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
Canal Digital Group	1,139	1,147	1,139	1,190	1,251	1,299	1,291	1,356	1,396
Transmission & Encryption	297	298	299	313	312	317	319	332	427
Other/Eliminations	(46)	(44)	(46)	(37)	(46)	(52)	(37)	(33)	(123)

Total revenues 1)	1,390	1,401	1,392	1,466	1,517	1,564	1,573	1,655	1,700

1) Of which internal revenues	28	35	33	35	35	38	39	52	38

EBITDA
Canal Digital Group	213	242	216	147	234	251	268	57	170
Transmission & Encryption	174	175	181	183	175	191	199	183	220
Other/Eliminations	(7)	(6)	(3)	1	(1)	(5)	18	20	(15)

Total EBITDA	380	411	394	331	408	437	485	260	375

Depreciation and amortization 1)	144	133	133	144	154	153	147	152	152
Write-downs 2)	—	4	—	(57)	3	—	—	15	—

Operating profit	236	274	261	244	251	284	338	93	223

Of which:
Canal Digital Group	143	179	159	13	172	189	214	(12)	115
Transmission & Encryption	106	107	111	240	89	110	117	97	127
Other/Eliminations	(13)	(12)	(9)	(9)	(10)	(15)	7	8	(19)

1) Of which amortization of Telenor’s net excess values	14	14	14	14	11	10	4	2	3
2) Of which write-downs of Telenor’s net excess values	—	—	—	75	—	—	—	11	—

EBITDA/Total revenues (%)	27.3	29.3	28.3	22.6	26.9	27.9	30.8	15.7	22.1
Operating profit/Total revenues (%)	17.0	19.6	18.8	16.6	16.5	18.2	21.5	5.6	13.1
Capex	47	96	116	133	92	106	157	260	258
Investments in businesses	—	—	17	25	—	98	50	71	—

No. of DTH pay TV subscribers (in thousands)	851	853	876	906	918	921	929	943	944
No. of Cable TV subscribers (in thousands)	616	619	636	681	684	687	691	696	700
No. of households in satellite master antenna TV networks (in thousands)	1,197	1,205	1,184	1,177	1,120	1,119	1,154	1,155	1,163
No. of Cable TV Internet access (in thousands)	48	50	53	73	78	81	84	91	100

OTHER UNITS

	2005				2006				2007

(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues
EDB Business Partner	1,231	1,285	1,217	1,258	1,335	1,449	1,350	1,599	1,565
Venture	116	125	123	126	133	146	140	149	142
Corporate functions and Group activities	582	603	517	564	522	568	507	433	526
Other/eliminations	(39)	(46)	(32)	(24)	(26)	(24)	(6)	(1)	(18)

Total revenues 1)	1,890	1,967	1,825	1,924	1,964	2,139	1,991	2,180	2,215

1) Of which internal revenues	788	803	647	669	638	657	613	555	584

EBITDA
EDB Business Partner	177	187	224	197	191	141	39	249	196
Venture	6	(1)	7	(14)	(17)	(4)	10	153	1
Corporate functions and Group activities	(6)	(34)	67	(104)	(104)	(131)	(63)	(251)	(132)
Other/eliminations	(43)	(47)	(27)	(32)	(41)	(37)	(47)	(137)	(134)

Total EBITDA	134	105	271	47	29	(31)	(61)	14	(69)

Depreciation and amortization 1)	186	198	191	195	178	213	215	216	201
Write-downs 2)	—	—	—	6	—	—	—	19	—

Operating profit / (loss)	(52)	(93)	80	(154)	(149)	(244)	(276)	(221)	(270)

Of which
EDB Business Partner	81	80	120	96	99	37	(67)	153	103
Venture	2	(6)	3	(22)	(25)	(13)	3	144	(6)
Corporate functions and Group activities	(92)	(120)	(16)	(192)	(182)	(229)	(161)	(371)	(224)
Other/eliminations	(43)	(47)	(27)	(36)	(41)	(39)	(51)	(147)	(143)

1) Of which amortization of Telenor’s net excess values	—	—	—	—	—	1	2	2	2
2) Of which write-downs of Telenor’s net excess values	—	—	—	—	—	—	—	—	—
Capex	96	146	156	252	135	152	251	200	166
Investments in businesses	7	263	15	47	658	616	301	99	31
The tables include investments from discontinued operations prior to their disposal

INCOME STATEMENT

Telenor Group	2005				2006				2007
(NOK in millions except earnings per share)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues	14,694	15,966	17,046	18,860	21,284	22,003	23,255	24,535	22,446
Costs of materials and traffic charges	3,680	4,036	4,249	4,467	5,275	5,500	5,665	6,165	6,263
Own work capitalized	(122)	(186)	(141)	(255)	(175)	(123)	(121)	(192)	(135)
Salaries and personnel costs	2,453	2,479	2,337	2,648	2,990	2,958	2,563	3,227	3,129
Other operating expenses	3,706	4,199	4,164	5,322	5,384	5,826	5,994	7,149	6,088
Other (income) and expenses	(21)	(66)	213	102	61	28	224	(8)	66
EBITDA	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194	7,035

Depreciation and amortization	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076	3,442
Write-downs	(23)	20	4	582	3	88	29	138	8
Operating profit	2,381	2,797	3,385	2,875	4,264	4,248	5,216	3,980	3,585

Associated companies	238	492	434	63	311	360	558	1,124	386
Net financial items	149	(69)	(124)	(302)	1,202	(727)	194	798	223
Profit before taxes	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902	4,194

Taxes	(830)	(966)	(1,109)	(465)	(1,560)	(1,049)	(1,613)	1,074	(1,258)
Profit from continuing operations	1,938	2,254	2,586	2,171	4,217	2,832	4,355	6,976	2,936

Profit (loss) from discontinued operations	32	74	63	16	13	42	62	38	38
Profit from total operations	1,970	2,328	2,649	2,187	4,230	2,874	4,417	7,014	2,974

Attributable to:
Non-controlling interests (Minority interests)	260	287	449	492	580	590	636	809	298
Equity holders of Telenor ASA (Net income)	1,710	2,041	2,200	1,695	3,650	2,284	3,781	6,205	2,676

Earnings per share in NOK
From continuing operations:
Basic	0.97	1.15	1.26	0.99	2.15	1.33	2.21	3.67	1.57
Diluted	0.97	1.14	1.26	0.99	2.15	1.33	2.21	3.67	1.57
From total operations:									—
Basic	0.99	1.19	1.30	1.00	2.15	1.35	2.25	3.69	1.59
Diluted	0.99	1.19	1.29	1.00	2.15	1.35	2.25	3.69	1.59

US GAAP
Net income	1,625	1,904	2,225	1,673	3,621	2,352	3,744
Net income per share in NOK (basic), excluding treasury shares	0.94	1.11	1.31	0.99	2.14	1.39	2.23
Net income per share in NOK (diluted), excluding treasury shares	0.94	1.11	1.31	0.99	2.14	1.39	2.23
The first quarter of 2007 does not include financial information from Kyivstar

BALANCE SHEET

Telenor group	2006				2007
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Deferred tax assets	2,501	1,908	1,481	1,848	1,613
Goodwill	22,648	22,969	31,415	30,583	30,189
Intangible assets	23,178	22,735	27,613	27,331	27,541
Tangible assets	49,132	48,767	52,994	46,093	46,405
Associated companies	7,501	7,616	8,303	8,826	9,009
Investment in Kyivstar (unaudited)	—	—	—	4,759	4,655
Other financial assets	2,407	2,337	3,119	3,068	2,869

Total non-current assets	107,367	106,332	124,925	122,508	122,281

Accounts receivable	7,404	8,191	9,160	8,787	8,481
Other current assets	10,126	10,273	10,708	9,824	11,002
Assets held for sale	—	—	—	2,119	2,172
Other liquid assets	130	567	585	510	513
Cash and cash equivalents	9,683	7,534	16,799	4,628	5,180

Total current assets	27,343	26,565	37,252	25,868	27,348

Total assets	134,710	132,897	162,177	148,376	149,629

Shareholders equity	47,583	44,359	50,940	57,993	59,487
Minority interests	7,621	7,457	8,082	4,735	5,131

Total equity and minority interests	55,204	51,816	59,022	62,728	64,618

Pension obligations	2,645	2,543	2,461	2,350	2,416
Deferred tax liabilities	3,611	3,336	4,036	4,305	4,084
Other provisions	811	873	1,074	989	967

Provisions	7,067	6,752	7,571	7,644	7,467

Non-current interest-bearing liabilities	25,397	26,654	52,201	39,509	38,487
Non-current non-interest-bearing liabilities	590	583	568	702	1,243

Total non-current liabilities	25,987	27,237	52,769	40,211	39,730

Current interest-bearing liabilities	20,024	20,069	13,418	9,952	9,714
Accounts payable	6,448	6,572	7,404	7,114	6,645
Current non-interest-bearing liabilities	19,980	20,451	21,993	20,005	20,740
Current non-interest-bearing liabilities (held for sale)	—	—	—	722	715

Total current liabilities	46,452	47,092	42,815	37,793	37,814

Total equity and liabilities	134,710	132,897	162,177	148,376	149,629

Equity ratio including minority interests (%)	41.0	39.0	36.4	42.3	43.2

USGAAP
Shareholders equity	48,536	45,669	52,093
The first quarter of 2007 does not include financial information from Kyivstar

CASH FLOW STATEMENT

Telenor group	2005				2006				2007
(NOK in millions)	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec	31 Mar	30 Jun	30 Sep	31 Dec

Profit before taxes and minority interests	2,815	6,140	9,925	12,591	5,825	9,762	15,812	21,764	4,247
Income taxes paid	(231)	(434)	(728)	(1,369)	(638)	(1,162)	(1,708)	(357)	(297)
Net (gains) losses, including write-downs and change in fair value of financial items	(474)	(584)	(738)	(929)	(1,817)	(1,605)	(2,486)	(3,277)	(830)
Depreciation, amortization and write-downs	2,681	5,452	8,358	12,131	3,549	7,180	10,958	15,241	3,511
Associated companies	(239)	(733)	(1,168)	(1,233)	(312)	(674)	(1,236)	(2,362)	(387)
Difference between expensed and paid pensions	169	42	203	211	156	52	(65)	(166)	86
Currency (gains) losses not related to operating activities	25	(162)	(203)	(18)	109	95	278	219	91
Change in other accruals	453	4	532	956	(100)	(561)	11	(421)	7

Net cash flows from operating activities	5,199	9,725	16,181	22,340	6,772	13,087	21,564	30,641	6,428

Purchases of property, plant and equipment (PPE) and intangible assets	(2,271)	(5,538)	(9,078)	(14,213)	(4,097)	(8,562)	(13,473)	(19,224)	(4,588)
Purchases of subsidiaries and associated companies, net of cash acquired	(3)	(109)	(5,653)	(8,128)	(8,578)	(9,425)	(21,761)	(21,964)	(11)
Sales of PPE, intangible assets and businesses, net of cash transferred	59	741	1,161	1,279	438	472	589	1,171	22
Sales and purchases of other investments	768	1,078	1,000	1,064	2,196	1,707	2,131	3,522	(94)

Net cash flows from investing activities	(1,447)	(3,828)	(12,570)	(19,998)	(10,041)	(15,808)	(32,514)	(36,495)	(4,671)

Proceeds from and repayments of interest-bearing liabilities	(686)	2,735	2,210	4,175	6,185	7,399	25,759	12,578	(1,132)
Proceeds from issuance of shares, including from minorities in subsidiaries	22	24	47	74	61	86	91	110	14
Share buy-back	(329)	(657)	(2,267)	(2,267)	—	(87)	(864)	(953)	(20)
Dividends paid and repayment of equity to minority interests in subsidiaries	(25)	(209)	(209)	(219)	—	(426)	(665)	(976)	—
Dividends paid to Telenor’s shareholders	—	(2,460)	(2,595)	(2,595)	—	(3,202)	(3,389)	(3,389)	—

Net cash flows from financing activities	(1,018)	(567)	(2,814)	(832)	6,246	3,770	20,932	7,370	(1,138)

Effects of exchange rate changes on cash and cash equivalents	47	130	155	215	(100)	(321)	11	(179)	(21)

Net change in cash and cash equivalents	2,789	5,460	952	1,725	2,877	728	9,993	(1,884)	598

Cash and cash equivalents at the beginning of the period	5,081	5,081	5,081	5,081	6,806	6,806	6,806	6,806	4,922
Cash and cash equivalents at the end of the period	7,870	10,541	6,033	6,806	9,683	7,534	16,799	4,922	5,520
- Of which cash and cash equivalents in discontinued operations at the end of the period	—	—	—	—	—	—	—	294	340
Cash and cash equivalents at the end of the period in continuing operations	7,870	10,541	6,033	6,806	9,683	7,534	16,799	4,628	5,180

The table includes cash flows from discontinued operations prior to their disposal.

Cash Flows from discontinued operations
Net cash flows from operating activities	52	228	380	583	59	153	265	485	35
Net cash flows from investing activities	(25)	262	240	176	(25)	(86)	(125)	(197)	(22)
Net cash flows from financing activities	—	—	(1)	10	—	—	—	(3)	—
The cash flows ascribed to discontinued operations are only cash flows from external transactions.
Hence, the cash flows presented for discontinued operations do not reflect these operations as if they were stand alone entities.
The first quarter of 2007 does not include financial information from Kyivstar

Depreciation, amortization and write-downs

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Depreciation 1)	1,894	1,950	2,062	1,948	2,211	2,133	2,162	2,432	1,986
Amortization 2)	746	737	773	1,171	1,271	1,345	1,523	1,644	1,456

Total depreciation and amortization	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076	3,442
Write-downs 1)	8	20	7	451	3	74	27	46	8
Write-downs of goodwill	(31)	—	(3)	78	—	—	—	67	—
Write-downs 2)	—	—	—	53	—	14	2	25	—

Total write-downs	(23)	20	4	582	3	88	29	138	8

Total depreciation, amortization and write-downs	2,617	2,707	2,839	3,701	3,485	3,566	3,714	4,214	3,450

1)	Tangible assets (property, plant and equipment)

2)	Other intangible assets and prepaid lease payments.

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

1) Depreciation of tangible assets
Telenor Mobile — Norway	157	174	171	159	159	138	149	166	142
Sonofon — Denmark	111	111	102	92	91	96	97	99	85
Telenor Mobile — Sweden	—	—	—	—	242	248	128	219	208
Kyivstar — Ukraine	163	247	231	227	265	262	277	305	—
Pannon — Hungary	156	152	147	139	137	123	122	153	128
Telenor — Serbia	—	—	—	—	—	—	9	82	76
ProMonte — Montenegro	19	18	17	16	17	16	17	18	17
DTAC — Thailand	—	—	—	26	33	32	33	35	31
DiGi — Malaysia	224	214	224	250	232	210	272	253	258
GrameenPhone — Bangladesh	71	83	98	158	149	138	161	195	182
Telenor — Pakistan	4	32	29	52	64	70	82	101	121
Fixed Norway	637	591	596	633	547	476	442	438	415
Fixed Danmark	—	—	32	(23)	2	18	21	13	24
Fixed Sweden	57	56	136	(27)	21	10	73	72	27
Broadcast	127	117	116	126	137	136	131	140	138
Other operations	166	157	163	123	145	162	164	162	150
Eliminations	2	(2)	—	(3)	(30)	(2)	(16)	(19)	(16)

Total depreciation of tangible assets	1,894	1,950	2,062	1,948	2,211	2,133	2,162	2,432	1,986

2) Amortization of other intangible assets and prepaid lease payments
Telenor Mobile — Norway	56	56	53	63	57	77	57	50	38
Sonofon — Denmark	242	217	206	204	195	175	183	192	150
Telenor Mobile — Sweden	—	—	—	—	116	147	307	186	193
Kyivstar — Ukraine	67	85	91	98	114	119	118	125	—
Pannon — Hungary	160	124	147	146	142	131	129	141	84
Telenor — Serbia	—	—	—	—	—	—	8	78	69
ProMonte — Montenegro	24	24	23	24	22	22	21	23	20
DTAC — Thailand	—	—	—	194	304	303	323	350	472
DiGi — Malaysia	33	39	31	23	20	17	24	75	30
GrameenPhone — Bangladesh	6	7	8	8	10	10	8	9	8
Telenor — Pakistan	10	28	38	33	34	33	30	35	33
Fixed Norway	68	67	56	60	55	85	99	121	100
Fixed Danmark	—	—	14	79	40	39	36	41	40
Fixed Sweden	7	8	28	151	92	105	98	136	139
Broadcast	16	17	17	18	17	17	16	12	14
Other operations	36	45	41	49	38	50	51	54	51
Eliminations	21	20	20	21	15	15	15	16	15

Total amortization of other intangible assets 3)	746	737	773	1,171	1,271	1,345	1,523	1,644	1,456

Total depreciation and amortization	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076	3,442

3) Of which
Customer base	238	239	256	328	326	401	541	469	498
Licenses and rights	46	47	64	174	209	188	218	288	290
Trademarks and brands	28	28	31	45	52	51	52	55	53

Total	312	314	351	547	587	640	811	812	841

The first quarter of 2007 does not include financial information from Kyivstar

SPECIAL ITEMS

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Gains on disposal of fixed assets and operations
Telenor Mobile — Norway	—	—	—	—	—	—	—	—	1
Sonofon — Denmark	—	—	1	—	—	—	—	4	—
Telenor Mobile — Sweden	—	—	—	—	—	—	—	—	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—
Pannon — Hungary	5	1	4	—	4	1	1	1	3
DTAC — Thailand	—	—	—	—	—	—	1	1	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	—	—	1	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—
Fixed — Norway	—	—	1	12	5	—	—	(1)	1
Fixed — Denmark	—	—	—	—	—	—	—	—	—
Fixed — Sweden	3	50	(3)	25	—	—	—	2	4
Broadcast	1	—	—	—	—	4	—	1	—
EDB Business Partner	—	—	25	6	—	—	—	—	—
Other business units	—	12	8	—	17	21	(1)	79	9
Corporate functions and Group activities	22	57	58	26	5	12	3	33	2
Eliminations	—	—	—	4	—	—	—	—	—

Total gains on disposal of fixed assets and operations	31	120	94	73	31	39	4	120	20

Losses on disposal of fixed assets and operations
Telenor Mobile — Norway	4	3	6	3	—	—	—	1	—
Sonofon — Denmark	—	—	—	—	—	—	—	2	—
Telenor Mobile — Sweden	—	—	—	—	2	2	(4)	—	—
Kyivstar — Ukraine	—	—	—	—	—	1	—	13	—
Pannon — Hungary	4	1	17	(3)	2	2	2	1	3
DTAC — Thailand	—	—	—	—	—	—	—	1	—
DiGi — Malaysia	—	—	5	—	—	—	—	1	1
Grameenphone — Bangladesh	—	—	10	—	—	1	19	5	1
Other mobile operations	—	—	—	1	—	—	—	—	—
Fixed — Norway	—	—	—	2	1	1	4	4	—
Fixed — Denmark	—	—	—	—	—	—	—	—	—
Fixed — Sweden	—	—	—	—	—	—	—	1	1
Broadcast	—	—	1	—	2	—	—	3	—
EDB Business Partner	—	—	—	—	—	—	—	—	3
Other business units	—	—	—	63	(13)	—	—	(3)	—
Corporate functions and Group activities	—	28	1	4	9	30	1	(1)	—
Eliminations	—	—	(1)	2	—	—	—	—	—

Total losses on disposal of fixed assets and operations	8	32	39	72	3	37	22	28	9

Expenses for workforce reductions and loss contracts
Telenor Mobile — Norway	(1)	—	—	(1)	9	3	1	2	—
Sonofon — Denmark	—	3	—	9	3	2	37	—	—
Telenor Mobile — Sweden	—	—	123	291	48	(8)	—	(22)	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	—	—	10	—	—	—	2	—
DTAC — Thailand	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	—
Fixed — Norway	4	9	115	(6)	21	8	17	19	—
Fixed — Denmark	—	—	—	—	—	—	—	—	—
Fixed — Sweden	3	—	19	15	4	14	—	69	—
Broadcast	—	—	—	—	—	—	—	—	—
EDB Business Partner	—	5	—	13	—	—	144	—	—
Other business units	(1)	1	1	(1)	3	2	—	1	77
Corporate functions and Group activities	(3)	5	11	16	1	9	6	14	—
Eliminations	—	(1)	(1)	(243)	—	—	1	(1)	—

Total workforce reductions and loss contracts	2	22	268	103	89	30	206	84	77

Total other (income) and expenses	(21)	(66)	213	102	61	28	224	(8)	66

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Write-downs
Telenor Mobile — Norway	(2)	12	4	2	—	33	—	4	—
Sonofon — Denmark	—	—	—	—	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	—	—	6	—	—
Kyivstar — Ukraine	—	—	—	15	—	—	13	18	—
Pannon — Hungary	—	2	1	4	—	33	—	26	—
DTAC — Thailand	—	—	—	—	—	—	—	—	—
DiGi — Malaysia	1	—	1	3	—	7	1	(1)	—
Grameenphone — Bangladesh	—	—	—	—	—	—	—	—	—
Other mobile operations	—	—	—	—	—	—	—	—	2
Fixed — Norway	(22)	—	(2)	(1)	—	13	—	—	—
Fixed — Denmark	—	—	—	—	—	—	—	56	—
Fixed — Sweden	—	—	—	608	—	2	9	1	6
Broadcast	—	4	—	(57)	3	—	—	15	—
EDB Business Partner	—	—	—	—	—	—	—	1	—
Other business units	—	3	—	10	—	—	—	1	—
Corporate functions and Group activities	—	—	—	2	—	—	—	17	—
Eliminations	—	(1)	—	(4)	—	—	—	—	—

Total write-downs	(23)	20	4	582	3	88	29	138	8

Special items associated companies
(Gains) losses on disposal of ownership interests	—	(3)	7	(3)	—	(6)	—	(366)	—
Write-downs associated companies	—	—	—	172	—	11	—	(169)	—
(Gains) losses on disposal and write-downs of associated companies	—	(3)	7	169	—	5	—	(535)	—

Net (gains) losses and write-downs financial items	(417)	(49)	(1)	(51)	(1,815)	15	(4)	(74)	1

The first quarter of 2007 does not include financial information from Kyivstar

RECONCILIATIONS

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Profit from total operations	1,970	2,328	2,649	2,187	4,230	2,874	4,417	7,014	2,974
Profit (loss) from discontinued operations	32	74	63	16	13	42	62	38	38
Profit from continuing operations	1,938	2,254	2,586	2,171	4,217	2,832	4,355	6,976	2,936
Taxes	(830)	(966)	(1,109)	(465)	(1,560)	(1,049)	(1,613)	1,074	(1,258)
Profit before taxes	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902	4,194
Net financial items	149	(69)	(124)	(302)	1,202	(727)	194	798	223
Associated companies	238	492	434	63	311	360	558	1,124	386
Depreciation and amortization	2,640	2,687	2,835	3,119	3,482	3,478	3,685	4,076	3,442
Write-downs	(23)	20	4	582	3	88	29	138	8
EBITDA	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194	7,035

	—	—	—	—	—	—	—	—	—
EBITDA	4,998	5,504	6,224	6,576	7,749	7,814	8,930	8,194	7,035
Gains on disposal of fixed assets and operations	31	120	94	73	31	39	4	120	20
Losses on disposal of fixed assets and operations	8	32	39	72	3	37	22	28	9
Workforce reductions and loss contracts	2	22	268	103	89	30	206	84	77
EBITDA before other income and expenses	4,977	5,438	6,437	6,678	7,810	7,842	9,154	8,186	7,101

	—	—	—	—	—	—	—	—	—
Operating profit	2,381	2,797	3,385	2,875	4,264	4,248	5,216	3,980	3,585
Write-downs	(23)	20	4	582	3	88	29	138	8
Other (income) and expenses	(21)	(66)	213	102	61	28	224	(8)	66
Adjusted operating profit	2,337	2,751	3,602	3,559	4,328	4,364	5,469	4,110	3,659

	—	—	—	—	—	—	—	—	—
Profit before taxes	2,768	3,220	3,695	2,636	5,777	3,881	5,968	5,902	4,194
Net (gains) losses and write-downs financial items	(417)	(49)	(1)	(51)	(1,815)	15	(4)	(74)	1
(Gains) losses on disposal and write downs of associated companies	—	(3)	7	169	—	5	—	(535)	—
Write-downs	(23)	20	4	582	3	88	29	138	8
Other (income) and expenses	(21)	(66)	213	102	61	28	224	(8)	66
Adjusted profit before taxes	2,307	3,122	3,918	3,438	4,026	4,017	6,217	5,423	4,269

The first quarter of 2007 does not include financial information from Kyivstar

Capex

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	194	343	220	461	129	143	220	272	252
Sonofon — Denmark	28	140	137	757	109	170	168	251	148
Telenor Mobile — Sweden	—	—	—	—	135	137	112	224	139
Kyivstar — Ukraine	735	919	1,106	890	830	770	992	1,039	—
Pannon — Hungary	109	243	150	261	71	235	168	145	51
Telenor — Serbia	—	—	—	—	—	—	49	114	108
Promonte — Montenegro	5	4	8	21	4	7	24	41	9
DTAC — Thailand	—	—	—	146	605	543	565	737	534
DiGi — Malaysia	108	178	310	574	226	199	371	513	179
Grameenphone — Bangladesh	496	357	590	1,153	389	516	435	683	724
Telenor — Pakistan	1,139	(91)	299	496	351	754	701	847	742
Fixed — Norway	337	503	412	917	479	371	354	528	394
Fixed Sweden	40	48	142	255	83	230	155	114	163
Fixed Denmark	—	—	40	57	55	42	52	60	68
Fixed — Other/Fixed Eliminations	4	5	8	8	—	—	—	—	—
Broadcast	47	96	116	133	92	106	157	260	258
Other units	125	193	193	321	156	203	291	274	166
Eliminations	(7)	(15)	(11)	(14)	(11)	(4)	2	(7)	(5)

Total capex	3,360	2,923	3,720	6,436	3,703	4,422	4,816	6,095	3,930

Investments in businesses

Telenor group	2005				2006				2007
(NOK in millions)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Telenor Mobile — Norway	—	—	—	—	—	—	—	—	—
Sonofon — Danmark	—	—	—	4	—	—	—	—	—
Telenor Mobile — Sweden	—	—	—	—	7,739	8	—	(241)	—
Kyivstar — Ukraine	—	—	—	—	—	—	—	—	—
Pannon — Hungary	—	—	—	—	—	—	—	—	—
Telenor — Serbia	—	—	—	—	—	—	11,980	1	—
Promonte — Montenegro	—	—	—	—	—	—	—	—	—
DTAC — Thailand	—	—	—	2,664	85	31	—	—	—
DiGi — Malaysia	—	—	—	—	—	—	—	—	—
Grameenphone — Bangladesh	—	—	—	—	—	—	—	—	—
Telenor — Pakistan	—	—	—	—	—	—	—	—	—
Fixed — Norway	43	1	—	—	1	—	—	87	—
Fixed Sweden	—	—	4,479	(27)	460	75	2	3	153
Fixed Denmark	—	—	1,313	7	—	—	—	—	—
Fixed — Other/Fixed Eliminations	—	—	—	—	—	—	—	—	—
Broadcast	—	—	17	25	—	98	50	71	—
Other units	7	263	15	47	658	616	301	99	31
Eliminations	—	—	—	—	—	—	—	—	—

Total investments in businesses	50	264	5,824	2,720	8,943	828	12,333	20	184

The tables include investments from discontinued operations prior to their disposal
The first quarter of 2007 does not include financial information from Kyivstar

Analytical information

	2005				2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

MOBILE OPERATIONS
Telenor Mobile — Norway
No. of mobile subscriptions (in thousands)	2,635	2,687	2,736	2,731	2,722	2,709	2,711	2,723	2,747
- of which prepaid	1,218	1,267	1,285	1,222	1,185	1,133	1,097	1,053	1,002
Average traffic minutes per subscription per month (AMPU) in the quarter	175	191	186	184	186	196	199	205	211
Average revenue per subscription per month (ARPU) in the quarter	297	308	314	317	305	324	331	316	305
- of which contract	453	465	475	472	446	461	469	441	421
- of which prepaid	117	129	133	136	126	141	134	127	113
Sonofon — Denmark
No. of mobile subscriptions (in thousands)	1,232	1,250	1,261	1,284	1,299	1,310	1,342	1,398	1,438
- of which prepaid	413	420	420	425	429	436	464	491	520
Average traffic minutes per subscription per month (AMPU) in the quarter	153	182	183	195	200	209	203	205	201
Average revenue per subscription per month (ARPU) in the quarter	229	253	243	246	250	248	257	255	252
- of which contract	284	306	292	285	292	290	306	307	310
- of which prepaid	126	146	146	166	164	163	161	159	147
Telenor Mobile — Sweden
No. of mobile subscriptions (in thousands)	107	99	97	95	1,660	1,676	1,708	1,733	1,737
- of which prepaid	56	51	50	48	575	571	571	553	527
Average traffic minutes per subscription per month (AMPU) in the quarter	113	141	144	129	160	185	184	195	197
Average revenue per subscription per month (ARPU) in the quarter	164	167	164	136	229	242	249	260	249
- of which contract	215	216	215	183	330	340	346	362	340
- of which prepaid	121	121	115	90	49	54	58	50	46
Kyivstar — Ukraine
No. of mobile subscriptions (in thousands)	7,662	9,335	10,943	13,925	14,965	16,005	17,709	21,510	—
- of which prepaid	6,892	8,500	10,021	12,901	13,895	14,886	16,535	20,281	—
Average traffic minutes per subscription per month (AMPU) in the quarter	91	90	103	108	110	118	123	127	—
Average revenue per subscription per month (ARPU) in the quarter	53	62	66	64	53	54	57	52	—
- of which contract	165	187	200	197	175	180	197	198	—
- of which prepaid	40	49	53	53	43	45	47	41	—
Pannon — Hungary
No. of mobile subscriptions (in thousands)	2,792	2,824	2,856	2,929	2,939	2,947	2,981	3,153	3,150
- of which prepaid	1,955	1,915	1,894	1,904	1,878	1,854	1,848	1,962	1,934
Average traffic minutes per subscription per month (AMPU) in the quarter	125	143	145	149	143	159	157	160	153
Average revenue per subscription per month (ARPU) in the quarter	157	162	166	162	150	148	150	161	148
- of which contract	327	316	314	299	272	254	248	269	252
- of which prepaid	84	89	89	86	80	86	87	90	79
Telenor — Serbia
No. of mobile subscriptions (in thousands)	—	—	—	—	—	—	2,284	2,464	2,636
- of which prepaid	—	—	—	—	—	—	1,862	2,003	2,139
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	—	—	—	—	87	76
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	—	—	—	—	75	78
- of which contract	—	—	—	—	—	—	—	166	181
- of which prepaid	—	—	—	—	—	—	—	53	54
Promonte — Montenegro
No. of mobile subscriptions (in thousands)	279	303	394	310	324	363	479	365	372
- of which prepaid	235	263	352	265	276	309	424	305	310
Average traffic minutes per subscription per month (AMPU) in the quarter	91	105	109	92	104	121	120	105	115
Average revenue per subscription per month (ARPU) in the quarter	115	129	126	95	111	120	125	108	128
- of which contract	288	338	339	269	284	297	303	286	293
- of which prepaid	82	97	103	71	81	90	100	81	91
DTAC — Thailand
No. of mobile subscriptions (in thousands)	—	—	—	8,677	9,823	10,622	11,241	11,869	13,329
- of which prepaid	—	—	—	7,212	8,185	8,806	9,274	9,833	10,994
Average traffic minutes per subscription per month (AMPU) in the quarter	—	—	—	231	295	327	314	329	403
Average revenue per subscription per month (ARPU) in the quarter	—	—	—	66	69	59	58	59	74
- of which contract	—	—	—	141	150	126	123	121	150

Analytical information

	2005				2006				2007
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

- of which prepaid	—	—	—	51	53	45	44	45	58
DiGi — Malaysia
No. of mobile subscriptions (in thousands)	3,461	3,765	4,187	4,795	5,086	5,440	5,590	5,312	5,783
- of which prepaid	3,259	3,525	3,880	4,441	4,704	5,018	5,126	4,807	5,234
Average traffic minutes per subscription per month (AMPU) in the quarter	163	170	175	169	162	163	162	173	193
Average revenue per subscription per month (ARPU) in the quarter	92	99	100	102	97	93	90	96	105
- of which contract	233	216	192	174	172	180	163	157	167
- of which prepaid	84	93	93	97	92	86	84	91	98
Grameenphone — Bangladesh
No. of mobile subscriptions (in thousands)	2,928	3,704	4,215	5,542	6,427	8,459	9,404	10,759	12,113
- of which prepaid	2,625	3,375	3,860	5,159	6,030	8,015	8,904	10,227	11,560
Average traffic minutes per subscription per month (AMPU) in the quarter	237	223	223	250	196	213	214	241	252
Average revenue per subscription per month (ARPU) in the quarter	81	69	65	56	51	45	41	41	34
- of which contract	288	284	282	258	258	234	220	169	118
- of which prepaid	54	47	45	39	37	33	31	34	29
Telenor — Pakistan
No. of mobile subscriptions (in thousands)	344	836	1,200	1,868	2,527	3,205	4,597	6,661	9,071
- of which prepaid	342	829	1,183	1,836	2,495	3,165	4,555	6,621	9,019
Average traffic minutes per subscription per month (AMPU) in the quarter	—	74	93	131	136	146	123	132	142
Average revenue per subscription per month (ARPU) in the quarter	—	22	25	30	32	30	27	28	28
- of which contract	—	154	99	72	59	59	51	60	74
- of which prepaid	—	21	24	29	31	30	27	28	28
Associated companies
No. of mobile subscriptions (100% in thousands)	38,645	42,328	46,615	40,593	41,869	43,042	45,173	46,818	48,217

FIXED — Norway
Retail market
No. of Telephony subscriptions (in thousands)	1,757	1,705	1,664	1,622	1,577	1,545	1,513	1,480	1,459
- of which PSTN subscriptions	1,165	1,139	1,118	1,089	1,054	1,017	991	965	947
- of which ISDN subscriptions	592	562	538	509	479	454	434	413	401
- of which VoIP subscriptions	—	4	8	24	44	74	88	102	111
No. of xDSL subscriptions (in thousands)	385	415	444	475	511	527	542	572	594
Telephony generated traffic (million minutes)	2,848	2,644	2,289	2,502	2,277	1,997	1,721	1,841	1,762
Wholesale market
No. of Telephony subscriptions (in thousands)	309	316	316	314	316	308	296	289	277
- of which PSTN subscriptions	192	200	202	202	203	201	194	192	185
- of which ISDN subscriptions	117	116	114	112	113	107	102	97	92
No. of xDSL subscriptions (in thousands)	77	87	97	109	117	123	130	139	148
No. of LLUB (in thousands)	172	192	209	235	254	265	276	285	294
FIXED — Sweden
No. of xDSL subscriptions (in thousands)	—	—	200	214	342	359	383	403	470
No. of LAN subscriptions (in thousands)	—	—	156	155	156	158	165	172	177
No. of VoIP subscriptions (in thousands)	—	—	91	104	119	134	147	161	173
No. of PSTN subscriptions (in thousands)	—	—	—	—	285	284	273	257	282
FIXED — Denmark
No. of xDSL subscriptions (in thousands)	—	—	109	122	138	152	164	174	186
No. of VoIP subscriptions (in thousands)	—	—	18	26	37	41	52	63	75

BROADCAST
No. of television subscribers in the Nordic region (in thousands)
- DTH pay TV subscribers	851	853	876	906	918	921	929	943	944
- Cable TV subscribers	616	619	636	681	684	687	691	696	700
- Households in satellite master antenna TV networks	1,197	1,205	1,184	1,177	1,120	1,119	1,154	1,155	1,163
- Cable TV Internet access	48	50	53	73	78	81	84	91	100

GROUP
No. of man-years	21,900	22,400	23,400	27,600	30,450	31,750	33,250	34,350	32,150
- of which outside Norway	10,600	11,100	12,400	16,700	19,400	21,000	22,500	23,650	21,550